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                              March 16, 2022

       Edward E. Jacobs, M.D.
       Chief Executive Officer
       Bioadaptives, Inc.
       2620 Regatta Drive, Suite 102
       Las Vegas, NV 89128

                                                        Re: Bioadaptives, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 4, 2022
                                                            File No. 024-11819

       Dear Dr. Jacobs:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed March 4, 2022

       Executive Compensation, page 28

   1. Please provide the executive compensation information required by Item 11 of Form 1- A for the year ended
December 31, 2021.
       General

   2.                                                   On May 31, 2021, a
final court order was entered against Barry K. Epling in the civil action entitled SEC v.
Hemp, Inc., et al., No. 2:16-cv-01413 by the United States District
                                                        Court for the District
of Nevada. Pursuant to the court order, Mr. Epling was, among other things, restrained and
enjoined from violating Securities Act Sections 5 and 17(a) and
                                                        Exchange Act Section
10(b) and Rule 10b-5 thereunder. These injunctions resulted in a
                                                        Regulation A bad actor
disqualification for Mr. Epling pursuant to Rule 262(a)(2). Under
                                                        Rule 262(a), an issuer
is likewise disqualified from relying on Regulation A if    any
                                                        promoter connected with
the issuer in any capacity at the time of filing    is a bad actor. Mr.
 Edward E. Jacobs, M.D.
Bioadaptives, Inc.
March 16, 2022
Page 2
       Epling, a founder of Bioadaptives, Inc. (   Bioadaptives   ), would
appear to be a promoter
       of Bioadaptives as that term is defined in Rule 405 of the Securities Act. Please review
       Rules 262 and 405 and provide a legal analysis as to whether Mr. Epling was a promoter connected with Bioadaptives in any capacity at the time of its Regulation A filing.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.



                                                             Sincerely,
FirstName LastNameEdward E. Jacobs, M.D.
                                                             Division of
Corporation Finance
Comapany NameBioadaptives, Inc.
                                                             Office of Life
Sciences
March 16, 2022 Page 2
cc:       Eric Newlan
FirstName LastName